Ameritas Life Insurance Corp. 5900 O Street / Lincoln, NE 68510

December 8, 2015

Via EDGAR and Overnight Delivery

Laura Riegel, Senior Counsel

Disclosure Review and Accounting Office

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Registration Statement for Ameritas Life Insurance Corp. ("Depositor" or "Ameritas Life") and Ameritas Variable Separate Account VA-2 (1940 Act No. 811-05192) ("Registrant" or "Separate Account")
Direction Variable Annuity (1933 Act No. 333-206889)
Pre-Effective Amendment No. 2 on Form N-4 Acceleration Request Pursuant to Rule 17 CFR 230.461 to December 9, 2015, or soon thereafter

Dear Ms. Riegel:

The Registrant and the Principal Underwriter, Ameritas Investment Corp., hereby request that the effective date of the above captioned Pre-Effective Amendment No. 2 to the Registration Statement be accelerated to December 9, 2015, or soon thereafter.

In support of this request, we state:

(i)	The initial Form N-4 filing for Registration Statement No. 333-206889 was submitted via EDGAR and by overnight mail to the Division of Investment Management on September 11, 2015. We received a letter dated November 10, 2015, stating that the Commission staff had given the registration statement full review and setting forth staff comments.

(ii)	The Commission’s comments have been addressed in preparation of the Pre-Effective Amendment No. 2, filed on November 25, 2015.

(iii)	Securities reflecting changes described above will not be distributed until they are declared effective.

We acknowledge that we are responsible for the accuracy and adequacy of the disclosure in the filing. We have provided all information investors require for an informed decision. Since the Separate Account and its management are in possession of all facts relating to the Separate Account’s disclosure, we are responsible for the accuracy and adequacy of the disclosures we have made.

We further acknowledge that:

▪	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; the staff's comments, the Registrant's changes to the disclosure in response to the staff's comments or the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from this responsibility; and

▪	The Registrant may not assert this action or the staff's comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration and assistance. If you have any questions regarding this acceleration request or the Pre-Effective Amendment, please contact Tyler Schubauer, 402-325-4080.

Sincerely,

On behalf of		On behalf of
Ameritas Variable Separate Account VA-2		Ameritas Investment Corp.

	/s/ Joanne M. Martin		/s/ Salene M. Hitchcock-Gear
Name:	JoAnn M. Martin	Name:	Salene M. Hitchcock-Gear
Title:	Chair, President & Chief Executive Officer	Title:	President and Chief Executive Officer
	Ameritas Life Insurance Corp.		Ameritas Investment Corp.